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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-151500
PNM Resources, Inc. Employee Stock Purchase Plan
(Exact name of registrant as specified in its charter)
Alvarado Square, Albuquerque, New Mexico 87158 – (505) 241-2700
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock, no par value (available under PNM Resources, Inc. Employee Stock Purchase Plan) Interests in PNM Resources, Inc. Employee Stock Purchase Plan
(Title of each class of securities covered by this Form)
None*
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1) ☐
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☒
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, the PNM Resources, Inc. Employee Stock Purchase Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 30, 2009	By:
PNM Resources, Inc. Employee Stock Purchase Plan

   /s/ T. G. Sategna
T. G. Sategna, Vice President and Corporate Controller of PNM Resources, Inc., authorized signatory of PNM Resources, Inc. Employee Stock Purchase Plan

* This Form 15 is being filed by the PNM Resources, Inc. Employee Stock Purchase Plan in connection with the termination of the plan and has no effect on PNM Resources, Inc.’s continuing duty to file reports under section 13(a) or 15(d) for its common stock, no par value, held outside of the PNM Resources, Inc. Employee Stock Purchase Plan.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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